PANEL TEK ADU

HOUSING REVOLUTION



HOUSING MEETS TECH

We beat standard construction, prefabs + competing products.

INVEST: Raising $1.07M to scale. Low investor dilution. New housing for a primed market.

MEET THE EVOLUTION OF HOME CONSTRUCTION

FASTER, MORE AFFORDABLE, DURABLE, ENVIRONMENTAL + CURB APPEAL.







A MODERN, EFFICIENT HOME OR ADU WITH EVERYTHING YOU NEED!

ZERO-COMPROMISE HOUSING + ADUS

The housing kits are made of lightweight structural panels. The exterior walls and roof can be assembled in 4-6 hours. Panel Tek homes cost 1/2 of traditional accessory dwelling unit (ADU) construction and 15% less than the competition.



BACKYARD OFFICE

120 sf — 240 sf | $16,950 — $31,450



STUDIO

240 sf — 384 sf | $31,450 — $41,950



ONE-BEDROOM

384 sf — 512 sf | $41,950 — $54,950



TWO-BEDROOM

576 sf - 896 sf | $64,950 - $94,450



CARRIAGE HOUSE

576 sf above a 1 or 2 car garage
$57,950 — $81,950

YOU DESIGN YOUR HOME

WE PROVIDE PANELS FOR WALLS + ROOFS

We also provide detailed specs and plans, ease of permit approval, and recommendations for your finish work. Materials that do not come with our kit (but are built into the $250K-$325K/sf cost) are for you to choose and your builder to finish. In a year our kits will be all-inclusive, including pre-fab interior walls containing plumbing and electrical.



- FLOORING
- WINDOWS + DOORS
- CABINETS + FIXTURES
- INTERIOR + EXTERIOR FINISHES
- APPLIANCES + WASHER & DRYER

OPTIONS



CAR CHARGER



SOLAR SYSTEM + BATTERY WALLS



STORAGE AREA W/ BUILT-IN BIKE RACK



SHADE CANOPY

BETTER THAN AVERAGE FIRE PROTECTION

Wood-frame buildings become part of the fire, make it worse and come with no fire separation.



1-HOUR FIRE SEPARATION

Low intensity wildfires outside take an hour to reach anything inside and won't increase the amount of fuel on the property.



2-HOUR FIRE SEPARATION

Add one extra hour of protection by applying an exterior finish such as stucco or Hardie board.

EMERGENCY HOUSING

DESIGNED FOR RAPID DEPLOYMENT

A small unit insulated with a locking door is designed for homeless, refugees, victims of natural disasters and war. From a simple dorm room to a complete off-the-grid home.

Customers: Our network includes contacts at FEMA, states + foundations.



- RAPID VILLAGE CONSTRUCTION
- ORGANIZATIONS CAN PROVIDE WRAP-AROUND SERVICES: HEALTHCARE, EDUCATION, LEGAL + ADDICTION.







FIRST UP

THE EPICENTER OF THE HOUSING CRISIS

San Francisco Bay Area & Greater Los Angeles. California laws allow ADUs on most single family properties and lot splits — two units can be built on each lot. This equals 2.1 million potential new units for Panel Tek. Panel Tek's CEO is available to consult on lot splits.



MODEL HOMES

Santa Cruz, San Francisco, San Jose + Los Angeles




SALES PARTNERS

Discounts for realtors, developers & contractors.
Our network of contractors are ready to build.

EASY DESIGN, ORDER, FINANCE ONLINE

Apply for a construction loan that rolls into a 30-year mortgage on our website: PanelTekAdu.com

STATE + LOCAL JURISDICTION PRE-APPROVALS

Customers can walk in and get same-day permits.

SOCIAL MEDIA + PAY-PER-CLICK ADVERTISING

HOUSING STREAMLINED:

AMERICA'S TOP 25 MOST EXPENSIVE CITIES + STATES WITH ADU LAWS ON THE BOOKS

MESSAGE TO HOMEOWNERS

Add income and equity to your property. Backyard office, family housing, rental, Airbnb. Our website supports GIS mapping to see how units fit in any backyard.

Coming in 2023
From foundation to finishes: We'll facilitate contractors in key markets.


5. Seattle/Tacoma
4. Portland
1. Bay Area
2. Los Angeles
3. San Diego

PANEL TEK HOMES

DON'T LOOK LIKE A TRAILER WITHOUT WHEELS

Panel Tek homes look site-built. They are shipped in small containers and **delivered** in **6 weeks** or less!
ALL-IN we cost 15% less per square foot than competitors.



ABODU*



BOXABL *



PREFAB ADU *



MIGHTY SMALL HOMES



CRATE MODULAR *



STUDIO SHED

* Requires Crane

ONLY CAPTURING 0.18 OF THE CALIFORNIA ADU MARKET

YEAR FIVE: $200M SALES + $85M EBITA



$90M
$68M
$45M
$23M
$0M
$0M
$0M
$0M
$0M
EBITA
ADUs/EDUS
$4M
290
$8M
575
$20M
1,386
$43M
2,773
$87M
5,545
2022
2023
2024
2025
2026

Returns not guarantee

PANEL TEK HOME BEING BUILT IN THE BAHAMAS

In 8 hours, day labors built the walls and roof of a custom panel home. (There are no windows because the homeowner wanted to reuse the panel cut-out as hurricane shutters.)







PANEL TEK IS A DESIGN + DISTRIBUTION COMPANY

MINIMAL STAFF NEEDED



KURT OVERMEYER | CO-FOUNDER + CEO

Kurt has worked in urban economic development helping cities manage growth for 20 years. He was a key player in transforming four California cities, has a deep understanding of California law, real estate economics, and the permit approval process.



RICK CARTELL | CO-FOUNDER + ARCHITECT + ADVISOR

Rick is an architect with 30+ years designing commercial buildings using panel construction, including auto dealerships, retail and restaurants. Rick designed Panel Tek's kits and will consult on operations capacity.



BETH CARTELL | FOUNDER + ADVISOR

Beth has a background in sales, real estate + NGO fundraising. She's a public speaker, trainer + educational content creator. She will consult in product development, marketing, and domestic/ foreign sales development.

YEAR #1 FOUNDING TEAM ROLES:

Sales, salesforce training, delivery coordination, + admin

Contracted consultants:
- Site plans + construction manager
- Interior kits + new product R&D
- Sales reps: realtors + builders

YEAR #2 HIRES:

- Inside/outside sales rep
- Marketing agency
- Fractional CFO

YEAR #3 HIRES:

- Emergency housing sales rep/contract specialist
- Manufacturing engineer

MERGERS + ACQUISITIONS EXIT PLAN:

LEAVING THE DOOR OPEN FOR AN IPO



TODAY

Accepting orders from 90% of the US. ADU kits are approved for seismic Zones A-C.



SEISMIC TESTING

Panels meet Zones D-F standards, but approval is needed. Panel Tek will be on planning dept. pre-approval lists in primary markets



MARKETING

Train California realtors + builders.
E-commerce development
+ branding



R&D

R & D for complete interior kits that include interior walls, plumbing, electrical + finishes.



2023 Q1

Open California distribution facility.

$7M — $10M Series A

2023 Q1

Priced round at about a $60M valuation. Partner with manufacturer + open a west coast factory.



2024

Expand factory + markets

IF WE DON'T ACT


HELP
WANTED

LABOR SHORTAGES

Labor shortages in desirable locations are fueled by a lack of affordable housing.



HOMELESS

580,000+ Americans are homeless. Tent cities, families living in decrepit campers — we can do better.


NOTICE OF RENT
INCREASE
located at:

HIGH RENT

Americans earn $35,000 less per year and can't afford to live in America's 25 largest cites.



EMERGENCY HOUSING

2,546 homes destroyed by California's top 5 biggest fires 2018 - 2021.

Panel Tek homes deliver housing in unaffordable markets, a pathway to homeownership for those squeezed out, rapid shelter for homeless.

LET'S GO. RAISING $1.07M TO FUND:

- ICC seismic testing — $80K
- Branding — $60K
- Development of e-commerce site — $75K
- Plans & engineering — $60K
- Realtor & home builder training — $50K
- Channel marketing campaigns — $100K
- West coast distribution center — $100K
- Demonstration unit(s) — $209K
- Salaries for founders/managers — $336K

CONSERVATIVE PROJECTION: 20X+ RETURNS

Easy design, order & finance online

Outpace competitors:
6 weeks or less delivery.

15% lower cost than competitors

DIY or third party assembly

RESERVE YOUR SPOT IN THE ROUND

Anyone can invest: wefunder.com/paneltek
CONNECT: kurt@pantekadu.com

Returns not guarantee

RULE 206 REGULATION CROWDFUNDING

COMPLIANCE STATEMENT:

(1) No money or other consideration is being solicited, and if sent, will not be accepted;

(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) a prospective purchaser's indication of interest is non-binding.

PROJECTIONS

Income Statement - 2022-2026 *USD*		2022	2023	2024	2025	2026
Income Statement						
Revenue		$ 10,624,550	$ 21,658,850	$ 50,300,288	$ 100,600,575	$ 201,201,150
COGS		$ 6,037,935	$ 12,309,279	$ 28,577,923	$ 57,155,845	$ 114,311,691
Gross Margin		**$ 4,586,615**	**$ 9,349,571**	**$ 21,722,365**	**$ 43,444,730**	**$ 86,889,460**
Operating Expenses						
Advertising & Promotion		$ 60,000	$ 61,800	$ 63,654	$ 66,264	$ 69,246
Depreciation & Amortization		$ - 0	$ - 0	$ - 0	$ - 0	$ - 0
General & Administrative		$ 12,000	$ 12,240	$ 12,485	$ 12,797	$ 13,117
Insurance		$ 10,500	$ 10,815	$ 11,248	$ 11,810	$ 12,519
Marketing		$ 60,000	$ 62,400	$ 65,520	$ 68,796	$ 72,924
Maintenance		$ 3,500	$ 3,553	$ 3,606	$ 3,678	$ 3,751
Office Rent		$ 64,000	$ 65,920	$ 67,898	$ 71,292	$ 74,857
Professional Fees		$ 17,400	$ 17,835	$ 18,281	$ 18,829	$ 19,394
Technology		$ 95,000	$ 99,750	$ 106,733	$ 115,271	$ 125,645
Travel, Meals and Entertainment		$ 40,000	$ 40,400	$ 40,804	$ 41,620	$ 42,452
Utilities		$ 10,664	$ 10,984	$ 11,313	$ 11,766	$ 12,354
Wages and Benefits		$ 542,640	$ 569,972	$ 846,987	$ 1,364,391	$ 2,381,432
Miscellaneous		$ 110,000	$ 111,100	$ 112,211	$ 113,333	$ 114,466
Total Expenses		$ 1,025,704	$ 1,066,769	$ 1,360,739	$ 1,899,848	$ 2,942,158
Earnings Before Interest & Taxes		**$ 3,560,911**	**$ 8,282,803**	**$ 20,361,626**	**$ 41,544,882**	**$ 83,947,302**
Commissions		$ 356,091	$ 828,280	$ 2,036,163	$ 4,154,488	$ 8,394,730
Interest Expense		$ 5,925	$ 4,435	$ 4,435	$ 4,435	$ 4,435
Earnings Before Taxes		**$ 3,204,820**	**$ 7,454,523**	**$ 18,325,463**	**$ 37,390,394**	**$ 75,552,571**
Income Taxes	*20.0%*	$ 640,964	$ 1,490,905	$ 3,665,093	$ 7,478,079	$ 15,110,514
Net Earnings		**$ 2,563,856**	**$ 5,963,618**	**$ 14,660,371**	**$ 29,912,315**	**$ 60,442,057**